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                                April 29, 2022

       Yoko Miyashita
       Chief Executive Officer
       Leafly Holdings, Inc.
       111 S Jackson Street, Suite 531
       Seattle, WA 98104

                                                        Re: Leafly Holdings,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 11,
2022
                                                            File No. 333-264232

       Dear Ms. Miyashita:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed April 11, 2022

       Cover Page

   1. For each of the securities being registered for resale, disclose the price that the selling securityholders paid
for such shares, warrants, or units overlying such securities.
   2. Disclose the exercise price of the warrants compared to the market price of the underlying securities. If the
warrants are out the money, please disclose the likelihood that warrant holders will not
exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors,
MD&A and use of proceeds section and disclose that cash proceeds associated with the
exercises of the warrants are dependent on the stock price. As applicable, describe
the impact on your liquidity and update the discussion on the ability of your company to fund
your operations on a prospective basis with your current cash on hand.
 Yoko Miyashita
FirstName   LastNameYoko Miyashita
Leafly Holdings,  Inc.
Comapany
April       NameLeafly Holdings, Inc.
       29, 2022
April 229, 2022 Page 2
Page
FirstName LastName
3. We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.
Prospectus Summary, page 1

4. We note that your forward share purchase agreements with certain investors provide those investors with the right to force the company to buy back shares. Disclose the material terms of these agreements, the expiration date of each agreement, and the rationale for entering into the agreements in advance of the SPAC business combination.
         Additionally, discuss the risks that these agreements pose to the public holders and the company if you are required to buy back the shares of your common stock. For example, discuss how such forced purchases would impact the cash you have available for other purposes and to execute your business strategy.
Risk Factors
Risks Related to Ownership of Our Common Stock, page 39

5.       You state on page 42 that    future    resales of the common stock by
existing stockholders
         could cause your stock price to decline. This statement should be updated given that this prospectus is facilitating those sales. Include risk factor disclosure highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that the private investors have an incentive to sell even if the share price declines because they will still profit on sales as a result of the lower price that they purchased their shares as compared to the public investors.
 Yoko Miyashita
FirstName   LastNameYoko Miyashita
Leafly Holdings,  Inc.
Comapany
April       NameLeafly Holdings, Inc.
       29, 2022
April 329, 2022 Page 3
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Austin Pattan, Staff Attorney, (202) 551-6756 or Joshua Shainess, Legal
Branch Chief, at (202) 551-7951 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Heather Emmel